Points International Ltd. Reports December and Fourth Quarter
Business Metrics

TORONTO, January 8, 2007 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) – owner and operator of the world’s leading reward-management portal, Points.com—today reported its monthly business metrics for December and the fourth quarter of 2006. The Company reported a 34% year-over-year increase and a 19% sequential increase in overall points/miles transacted for the month of December, bringing cumulative points/miles transacted to 23.2 billion. For the fourth quarter, overall points/miles transacted increased 32% year-over-year, and 15% compared to the third quarter of 2006.

Other December highlights include:

  Points/miles transacted by Private Branded Channels were particularly strong, increasing 37% year-over-year and 26% sequentially, bringing cumulative points/miles transacted to 20.6 billion. Private Branded Channel points/miles transacted for the fourth quarter increased 29% year-over-year and 11% versus the third quarter.
  Points/miles transacted by Points.com increased 25% year-over-year and decreased 4% sequentially versus the very strong November growth, bringing cumulative points/miles transacted to 2.6 billion. For the fourth quarter, Points.com points/miles transacted increased 47% year-over-year, and 36% versus the third quarter of 2006.
  Cumulative registered users on Points.com increased 41% year-over-year to 1.5 million
December Metrics
			Dec-06 vs.		Dec-06 vs.
	Dec-06	Nov-06	Nov-06	Dec-05	Dec-05

TOTAL ALL CHANNELS

Points/Miles Transacted	795,458,762	665,866,604	19%	591,551,517	34%
# of Points/Miles Transactions	105,177	74,203	42%	66,100	59%
Cumulative Points/Miles Transacted	23,171,209,430	22,375,750,668	4%	15,432,212,667	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	649,494,713	513,743,196	26%	475,063,085	37%
# of Points/Miles Transactions	94,909	63,352	50%	57,109	66%
Cumulative Points/Miles Transacted	20,598,370,429	19,948,875,716	3%	14,146,841,015	46%

POINTS.COM CHANNELS

Points/Miles Transacted	145,964,049	152,123,408	-4%	116,488,432	25%
# of Points/Miles Transactions	10,268	10,851	-5%	8,991	14%
Cumulative Points/Miles Transacted	2,572,839,001	2,426,874,952	6%	1,285,371,652	100%
Cumulative Registered Users	1,531,449	1,495,038	2%	1,082,936	41%

Fourth Quarter Metrics
			Q4/06 vs.		Q4/06 vs.
	Q4/06	Q3/06	Q3/06	Q4/05	Q4/05

TOTAL ALL CHANNELS

Points/Miles Transacted	2,119,084,361	1,839,600,083	15%	1,605,513,203	32%
# of Points/Miles Transactions	251,926	204,535	23%	187,061	35%
Cumulative Points/Miles Transacted	23,171,209,430	21,052,125,069	10%	15,432,212,667	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	1,715,495,110	1,542,745,115	11%	1,330,437,823	29%
# of Points/Miles Transactions	223,148	182,518	22%	166,153	34%
Cumulative Points/Miles Transacted	20,598,370,429	18,882,875,319	9%	14,146,841,015	46%

POINTS.COM CHANNELS

Points/Miles Transacted	403,589,251	296,854,968	36%	275,075,380	47%
# of Points/Miles Transactions	28,778	22,017	31%	20,908	38%
Cumulative Points/Miles Transacted	2,572,839,001	2,169,249,750	19%	1,285,371,652	100%
Cumulative Registered Users	1,531,449	1,407,849	9%	1,082,936	41%

"We experienced a strong finish to the year and are pleased with the progress we made in 2006 as both of our business segments demonstrated significant growth," said Rob MacLean, Chief Executive Officer of Points. "In our Points.com business we added nearly 500,000 registered users during the year, a milestone of which we are particularly proud. We enter 2007 with positive momentum and continue to be excited about our growth opportunities."

Points International will continue to report business metrics on the second Monday of each month. The business metrics can also be found on the Investor Relations section of the Company’s website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com